UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

307068106
(CUSIP Number)
Patrick Walsh
PW Partners Atlas Fund LP 141 W. Jackson Blvd., Suite 300 Chicago, IL 60604 (312) 347-1709
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Christopher M. Bartoli Baker & McKenzie LLP 300 East Randolph Street Suite 5000 Chicago, Illinois 60601 (312) 861-8676

March 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106	13D	Page 2 of 12 Pages

1		NAMES OF REPORTING PERSONS PW Partners Atlas Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		Source of Funds (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 671,685
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 671,685
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,685
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.0%
14		TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 307068106	13D	Page 3 of 12 Pages

1		NAMES OF REPORTING PERSONS PW Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		Source of Funds (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,801
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,801
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,801
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%
14		TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 307068106	13D	Page 4 of 12 Pages

1		NAMES OF REPORTING PERSONS PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		Source of Funds (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 671,685
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 671,685
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,685
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.0%
14		TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 307068106	13D	Page 5 of 12 Pages

1		NAMES OF REPORTING PERSONS PW Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		Source of Funds (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,801
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,801
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,801
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%
14		TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 307068106	13D	Page 6 of 12 Pages

1		NAMES OF REPORTING PERSONS PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		Source of Funds (see instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 703,486
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 703,486
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,486
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.4%
14		TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 307068106	13D	Page 7 of 12 Pages

1		NAMES OF REPORTING PERSONS Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		Source of Funds (see instructions) PF, AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,000
	8	SHARED VOTING POWER 703,486
	9	SOLE DISPOSITIVE POWER 39,000
	10	SHARED DISPOSITIVE POWER 703,486
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,486
12		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.9%
14		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 307068106	13D	Page 8 of 12 Pages

Item 1.	Security and Issuer.

The Schedule 13D, filed with the Securities and Exchange Commission on December 27, 2012 (the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.01 per share (the “Shares”), of Famous Dave’s of America, Inc., a Minnesota corporation (the “Issuer”) is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Shares purchased by Atlas Fund were purchased with working capital of Atlas Fund, which includes capital contributions of partners of Atlas Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases or through block trades, as set forth on Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 671,685 Shares owned directly by Atlas Fund was approximately $6,005,856.17, excluding brokerage commissions.

The Shares purchased by Master Fund were purchased with working capital of Master Fund, which includes capital contributions of partners of Master Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases or through block trades, as set forth on Schedule A. The aggregate purchase price of the 31,801 Shares owned directly by Master Fund was approximately $266,976.03, excluding brokerage commissions.

The Shares purchased by Mr. Walsh were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases or through block trades, as set forth on Schedule A. The aggregate purchase price of the 39,000 Shares owned directly by Mr. Walsh was approximately $318,803.66, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

On March 1, 2013, the Issuer entered into a Nomination Agreement (the “Agreement”) with the Reporting Persons. Pursuant to the Agreement, Atlas Fund has withdrawn its letter previously submitted to the Issuer stating its intention to nominate Patrick Walsh for election to the Board of Directors at the Issuer’s 2013 annual shareholders’ meeting, and the Issuer has agreed to include Mr. Walsh in the Issuer’s slate of director nominees for election at that meeting. The Agreement is described in further detail in Item 6 hereof, which description is incorporated herein by reference.

CUSIP No. 307068106	13D	Page 9 of 12 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 7,506,757 Shares outstanding as of October 29, 2012, according to the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2012, filed with the Commission on November 2, 2012.

As of the close of business on March 4, 2013, Atlas Fund directly owned 671,685 Shares, constituting approximately 8.95% of the Shares outstanding; Master Fund directly owned 31,801 Shares, constituting approximately 0.42% of the Shares outstanding; and Mr. Walsh directly owned 39,000 Shares, constituting 0.52% of the Shares outstanding.

Mr. Walsh, by virtue of his relationship to each of the other Reporting Persons and his direct beneficial ownership of 39,000 Shares, may be deemed to beneficially own, in the aggregate, 742,486 Shares, representing approximately 9.89% of the Issuer’s outstanding Shares.

PW Capital Management, by virtue of its relationship to each of Atlas Fund and Master Fund, may be deemed to indirectly beneficially own the 703,486 Shares that Atlas Fund and Master Fund directly beneficially own in the aggregate.

Master Fund GP, by virtue of its relationship to Master Fund, may be deemed to indirectly beneficially own the 31,801 Shares that Master Fund directly beneficially owns.

Atlas Fund GP, by virtue of its relationship to Atlas Fund, may be deemed to indirectly beneficially own the 671,685 Shares that Atlas Fund directly beneficially owns.

None of PW Capital Management, Master Fund GP or Atlas Fund GP directly owns, of record or beneficially, any Shares.

(b) Mr. Walsh has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 39,000 Shares.

Each of Atlas Fund and Atlas Fund GP has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 671,685 Shares.

Each of Master Fund and Master Fund GP has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 31,801 Shares.

Each of Mr. Walsh and PW Capital Management has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 703,486 Shares.

(c) Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market or by block trades.

CUSIP No. 307068106	13D	Page 10 of 12 Pages

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by the addition of the following information:

On March 1, 2013, the Issuer entered into the Agreement with the Reporting Persons. Pursuant to the Agreement, Atlas Fund has withdrawn its letter previously submitted to the Issuer stating its intention to nominate Patrick Walsh for election to the Board of Directors at the Issuer’s 2013 annual shareholders’ meeting, and the Issuer has agreed to include Mr. Walsh in the Issuer’s slate of director nominees for election at that meeting. Due to a recent change in Issuer management, one of the Issuer’s existing directors, Christopher O’Donnell, will not be standing for re-election at the 2013 annual shareholders’ meeting and Mr. Walsh will be nominated to fill that position. If elected, Mr. Walsh will be appointed to serve on the Issuer’s Audit and Strategic Planning Committees.

If a vacancy on the Board of Directors is created as a result of Mr. Walsh’s death, resignation, disqualification or removal prior to ten days before the deadline for shareholders to submit director nominations for the Issuer’s 2014 annual shareholders’ meeting, the Issuer has agreed to work in good faith with the Reporting Persons to appoint a mutually acceptable replacement so long as the Reporting Persons then own at least 5% of the Issuer’s outstanding stock. The Issuer’s nomination obligations under the Agreement will cease, and Mr. Walsh (or his replacement) must offer to resign from the Board of Directors, if the Reporting Persons cease to hold at least 5% of the Issuer’s common stock.

The Reporting Persons have agreed to standstill restrictions prohibiting them from acquiring, offering or proposing to acquire, or agreeing to acquire, directly or indirectly, any securities of the Issuer that would result in the Reporting Persons owning more than 12.9% of the Issuer’s shares or engaging in various proxy or other solicitation activities. The standstill restrictions do not limit actions that Mr. Walsh (or his replacement) may take acting solely as a director of the Issuer consistent with fiduciary duties as a director. The standstill provisions will continue until the date that is ten days prior to the deadline for shareholders to submit director nominations for the Issuer’s 2014 annual shareholders’ meeting (the “Initial Period”), or, if longer as applicable pursuant to the terms of the Agreement, until the earlier of (A) 30 calendar days prior to the date of the Issuer’s 2014 annual shareholders’ meeting, and (B) 30 calendar days following the date on which Mr. Walsh (or his replacement) no longer remains a director serving on the Board of Directors. However, the Reporting Persons will be permitted, following expiration of the Initial Period and prior to the deadline for shareholders to submit director nominations for the Issuer’s 2014 annual shareholders’ meeting, to submit such nominations if Mr. Walsh (or his replacement) resigns from the Board of Directors prior to or contemporaneously with such submission and, in such event, the standstill period will terminate immediately.

Each of the Reporting Persons, on the one hand, and the Issuer, on the other hand, has agreed that, during the standstill period, it will not make disparaging or unfavorable remarks, comments or criticisms with regard to the other party, its business, or any of its current, future and former personnel, agents and representatives.

Each of the Reporting Persons has agreed to use its commercially reasonable efforts to cause its Shares to be present for quorum purposes and voted in support of Issuer-nominated directors at the 2013 annual shareholders’ meeting and at any other special shareholders’ meeting during the standstill period. The Issuer has agreed that the number of directors constituting the Board of Directors will be fixed at six during the standstill period.

CUSIP No. 307068106	13D	Page 11 of 12 Pages

The Issuer has agreed to reimburse the Reporting Persons for their reasonable out-of-pocket fees and expenses in connection with the Agreement and matters related to the 2013 annual shareholders’ meeting, up to a maximum of $25,000.

A copy of the Agreement is attached hereto as Exhibit 99.3. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Exhibit Name
99.3	Nomination Agreement, dated as of March 1, 2013, among the Issuer and the Reporting Persons

CUSIP No. 307068106	13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 5, 2013

PW PARTNERS ATLAS FUND LP			PW Partners Master Fund LP

By: PW Partners Atlas Funds, LLC,			By: PW Partners, LLC, its general partner
its general partner

By:	/s/ Patrick Walsh		By:	/s/ Patrick Walsh
	Name:	Patrick Walsh		Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer		Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC			PW Partners, LLC

By:	/s/ Patrick Walsh		By:	/s/ Patrick Walsh
	Name:	Patrick Walsh		Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer		Title:	Managing Member and Chief Executive Officer

PW Partners Capital Management LLC			Patrick Walsh

By:	/s/ Patrick Walsh		By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

Schedule A

Certain Information Required by Item 5 of Schedule 13D

Schedule A to the Schedule 13D is hereby supplemented as follows:

(c) During the past 60 days, none of the Reporting Persons purchased or sold shares of common stock, par value $0.01 per share, of the Issuer (“Shares”), except for Shares purchased or sold by Atlas Fund in open market transactions or block trades as indicated in the table below. The price per Share excludes brokerage commissions.

The table summarizing purchases and sales of Shares by Atlas Fund in Schedule A to the Schedule 13D is hereby amended and restated as follows:

Atlas Fund
Trade Date	Shares Purchased (Sold)	Price per Share

11/1/2012	30,576	$7.84
11/2/2012	3,058	$7.93
11/5/2012	21,890	$7.99
11/5/2012	(100)	$7.84
11/14/2012	8,142	$8.11
11/14/2012	(250)	$8.08
11/15/2012	4,533	$8.07
11/15/2012	(200)	$8.10
11/16/2012	1,609	$8.09
11/19/2012	7,335	$8.27
11/19/2012	(100)	$8.15
11/20/2012	2,781	$8.38
11/20/2012	(100)	$8.05
11/21/2012	20,033	$8.60
11/23/2012	2,100	$8.60
11/26/2012	3,290	$8.66
11/27/2012	9,571	$8.71
11/27/2012	(200)	$8.65
11/28/2012	1,300	$8.67
11/29/2012	2,437	$8.79
11/30/2012	329	$8.70
12/3/2012	11,201	$8.94
12/4/2012	7,371	$9.06
12/4/2012	(200)	$9.08
12/5/2012	9,984	$9.02
12/5/2012	(100)	$8.85
12/6/2012	200	$9.00

A-1

Atlas Fund
Trade Date	Shares Purchased (Sold)	Price per Share
12/7/2012	13,781	$9.04
12/7/2012	(300)	$9.02
12/10/2012	8,965	$8.97
12/10/2012	(300)	$8.88
12/11/2012	11,114	$9.00
12/11/2012	(200)	$8.67
12/12/2012	6,270	$9.10
12/12/2012	(100)	$8.97
12/13/2012	1,904	$9.08
12/13/2012	61,000	$9.10
12/13/2012	(100)	$8.91
12/14/2012	48,934	$9.01
12/14/2012	(100)	$9.00
12/17/2012	2,021	$8.99
12/17/2012	(100)	$8.91
12/18/2012	2,496	$9.01
12/19/2012	1000	$9.03
12/19/2012	346,183	$9.10
12/26/2012	(1,000)	$9.12
01/04/2013	5,000	$9.65
01/04/2013	1,000	$9.67
01/04/2013	3,299	$9.70
01/04/2013	7,000	$9.60
01/29/2013	7,428	$9.25

A-2